 Exhibit (a)(1)(C)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Marinus Pharmaceuticals, Inc.
at
$0.55 Net Per Share in Cash
Pursuant to the Offer to Purchase
Dated January 8, 2025
by
Matador Subsidiary, Inc.
a direct wholly-owned subsidiary of
IMMEDICA PHARMA AB
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, AT THE END OF THE DAY OF THURSDAY, FEBRUARY 6, 2025, UNLESS THE OFFER IS EXTENDED.
January 8, 2025
To Brokers, Dealers, Banks, Trust Companies and other Nominees:
Matador Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Immedica Pharma AB, a corporation organized and existing under the laws of Sweden (“Parent”), and Parent have appointed MacKenzie Partners, Inc. to act as the information agent in connection with Purchaser’s offer to purchase all outstanding shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Marinus Pharmaceuticals, Inc., a Delaware corporation (“Marinus”), at $0.55 per Share, net to the seller in cash (such price, or any different price per Share as may be paid in the Offer, the “Offer Price”), without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2025 (as it may be amended from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (which collectively constitute the “Offer”) enclosed herewith.
Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF MARINUS HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.
The conditions of the Offer are described in Section 14 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:
1.
Offer to Purchase, dated January 8, 2025;

2.
Letter of Transmittal to be used by stockholders of Marinus as only reference;

3.
Marinus’ solicitation/recommendation statement on Schedule 14D-9; and

4.
a printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being, as of the Expiration Date of the Offer, validly tendered (and not validly withdrawn) pursuant to the Offer a number of Shares that, together with all Shares (if any) otherwise owned by Parent or any of its wholly owned subsidiaries (including Purchaser), would represent at least one Share more than 50% of the total number of Shares of Common Stock issued and outstanding at the Expiration Date of the Offer. The Offer is also subject to certain customary conditions set forth in the Offer to Purchase as described in Section 14 — “Conditions of the Offer” of the Offer to Purchase.
We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 Midnight, Eastern Time, at the end of the day of Thursday, February 6, 2025, unless extended (the “Expiration Date”).
The Marinus board of directors has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the Offer and the Merger were fair to and in the best interests of Marinus and its stockholders, (iii) determined that the Merger will be effected as soon as practicable following satisfaction of all conditions set forth in the Merger Agreement without a vote of the Marinus stockholders pursuant to Section 251(h) of the DGCL and (iv) recommended that the Marinus stockholders accept the Offer and tender their Shares in response to the Offer.
Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of December 29, 2024 (the “Merger Agreement”), by and among Parent, Purchaser and Marinus. Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger, Purchaser will be merged with and into Marinus (the “Merger”) without a vote of the stockholders of Marinus in accordance with Section 251(h) of the DGCL, and Marinus will survive as a direct wholly-owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” At the effective time of the Merger, each Share then outstanding (other than Shares owned by Parent, Purchaser, Marinus or their respective subsidiaries, or Marinus stockholders who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price in cash, without interest and subject to any applicable tax withholding.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of a timely Book-Entry Confirmation, as defined in the Offer to Purchase and (ii) in the case of a Book-Entry Transfer, as defined in the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase). UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.
Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
In order to tender Shares pursuant to the Offer, in the case of book-entry transfer, an Agent’s Message should be sent to and timely received by the Depositary, and a timely Book-Entry Confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.
Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than to MacKenzie Partners, Inc. in its capacity as Information Agent and Broadridge Corporate

Issuer Solutions, LLC in its capacity as the Depositary, as described in the Offer to Purchase) for making solicitations or recommendations in connection with the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 12:00 Midnight, Eastern Time, at the end of the day of Thursday, February 6, 2025, unless the Offer is extended.
Questions and requests for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.
Very truly yours,
/s/ MacKenzie Partners, Inc.
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, PARENT, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.